SPECIAL MEETING OF SHAREHOLDER

                                       OF

                         PRINCIPAL INVESTORS FUND, INC.-

                                 TECHNOLOGY FUND


680 8th Street, Des Moines, Iowa          March 27, 2001             9:00 a.m.


A special meeting of the shareholder of Principal Investors Fund, Inc.
- Technology Fund (the "Fund") was held at 680 8th Street, Des Moines, Iowa at 9:00 a.m. on March 27, 2001.

The meeting was called to order by Mr. R. C. Eucher, who presided as chairman of the meeting. Mr. B. L. Agnew acted as secretary of the meeting. Also present was
A. S. Filean.

The Secretary reported that the only shareholder of each share class of the Fund was Principal Life Insurance Company, the owner of 100% of the Advisors Preferred Class Common Stock, 100% of the Advisors Select Class Common Stock, 100% of the Select Class Common Stock, 100% of the Preferred Class Common Stock, and 100% of the Institutional Class I Common Stock and 100% of the Class J Common Stock, that all such shares were represented by proxies held by Mr. Filean and that a quorum was present.

The Chairman directed that the proxies be appended to the minutes of this meeting.

The Chairman then stated that it was necessary to consider notification and approval of the modification of the fundamental investment restriction of the Fund that addresses the 5% per issuer limitation and the 10% voting securities limitation. Thereupon, the following resolution was duly adopted by the vote of all outstanding shares of the Fund:

     "BE IT RESOLVED, That the fundamental investment restriction of the Fund that addresses the 5% issuer limitation and the 10% voting securities limitation be deleted and replaced by the following:

               "Invest more than 5% of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the United States Government or its agencies or instrumentalities) or purchase more than 10% of the outstanding voting securities of any one issuer, except that these limitations shall apply only with respect to 75% of the total assets of the Fund. This restriction does not apply to the Technology Fund as this Fund is not intended to qualify as a diversified, management investment portfolio as defined in the Investment Company Act of 1940.""

     There being no further business, the meeting was adjourned.



                                                      /s/Brett L Agnew
                                                       Secretary of the Meeting